Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
May 1, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Todd K. Schiffman

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1
Filed August 10, 2005
File No. 333-127385
Dear Mr. Schiffman:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to the letter of Comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company dated April 28, 2006 (the “Comment Letter”). We are filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”) in response to your Comment Letter. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.
     Please note that the Company and its Underwriters plan to print preliminary prospectuses concurrently with the filing of Amendment No. 7 and to commence marketing activities as early as Tuesday, May 2, 2006.
Summary consolidated financial data, page 8
1.	We note your response to our prior comment number 1 of our letter dated April 12, 2006. As previously requested, please remove the line item “Total expenses” or revise your presentation to include “Interest expense on long term debt” within Total expenses.

Securities and Exchange Commission
May 1, 2006

     The Company has revised the presentation in the Summary consolidated financial data to include Interest expense on long term debt within Total expenses.
Unaudited Pro Forma Financial Statements, page 32
2.	The pro forma presentation provided in your response letter continues to require certain revisions in order to comply with Article 11 and to provide transparency to the reader. Examples of the issues requiring further revisions include:
•	The pro forma statement of operations for 2005 presents historical diluted EPS that is not consistent with amounts presented in the financial statements.
     The Company has revised the pro forma presentation to include historical diluted EPS that is consistent with the amounts presented in the financial statements.
•	Basic EPS on the pro forma statement of operations for the period ended March 31, 2006 is not consistent with historical financial statements for the period.
     The Company has revised the pro forma presentation to show Basic EPS for the period ended March 31, 2006 consistently with the historical financial statements for that period.
•	The conversion of preferred shares described in note (e) in the March 31, 2006 pro forma balance sheet is not consistent with the amounts disclosed on page 106 of the filing.
     The conversion numbers used in note (e) in the March 31, 2006 pro forma balance sheet has been updated in Amendment No. 7. Please note, however, that these conversion numbers do differ somewhat from the numbers shown on page 106 because the two presentations are stated as of different dates. The shares of common stock to be issued upon conversion of the preferred stock vary over time. Common stock dividends accrue on the preferred shares until the shares are converted at the closing of the public offering. In addition, the conversion ratio of the Series B preferred stock adjusts each month through September 2006. The pro forma presentation assumes a conversion of the preferred stock as of March 31, 2006 and the presentation on page 106 assumes a conversion as of May 15, 2006. As a result, the conversion amounts differ somewhat in these two presentations.
•	For purpose of transparency, please revise your footnotes to the pro forma presentations to more clearly describe the conversion of the

Securities and Exchange Commission
May 1, 2006

preferred shares. Disclose the conversion ratio and how you computed the respective adjustments.
     Note (e) to the pro forma balance sheet has been expanded in Amendment No. 7 to disclose the conversion ratios used and to provide a more detailed explanation of the basis for the conversion.
•	The pro forma adjustments to interest income and expense on the pro forma statements of operations reference a $5.2 million borrowing to finance the SAMCO disposition. However, the March 31, 2006 pro forma balance sheet presents $6.2 million as necessary to borrow. Please review to be consistent or revise your footnotes to explain the difference.
     The references to borrowings to finance the SAMCO disposition in the pro forma statements have been revised in Amendment No. 7 to reflect $6.2 million.
Description of Capital Stock
Preferred Stock
Conversion, page 108
3.	We note that the terms of your Preferred B Shares described on page 108 are not consistent with the description of terms in Note 15 on page F-22. Please revise to consistently reflect the actual legal terms of the shares.
     The description of the conversion terms of the Series B preferred stock on page 108 have been revised in Amendment No. 7 to be consistent with the description of such terms set forth in Note 15 on page F-22, which is an accurate description of those terms.
Audited Financial Statements
Consolidated Statements of Operations, page F-4
4.	Please revise to present a line item representing Net income per share on a basic and diluted basis. Refer to paragraphs 36-37 of SFAS 128.
     The presentation on page F-4 has been revised in accordance with your comment to include a line item representing Net income per share on a basic and diluted basis.
5.	We note your response to prior comment 3 of our letter dated April 19, 2006, including your proposed disclosures. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to

Securities and Exchange Commission
May 1, 2006

consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Please address the following:
•	Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.
•	Please revise your proposed risk factor to eliminate reference to the staff of the SEC and FASB in the second sentence of your proposed revisions, and please revise to eliminate the last five sentences of your proposed disclosure.
     The proposed risk factor has been revised in accordance with your comment and is now included in Amendment No. 7.
•	In your response, you have represented that management does not track expenses related to revenue streams. Since you do not have the systems in place to allow you to gather the data necessary to compute your cost of revenues separately from your general operating costs, please revise your MD&A to disclose how you manage and evaluate the profitability of the services you provide.
     As previously indicated, the Company does not maintain records to track expenses on a cost of revenues basis. However, the Company does classify all of its expenses on the basis of two lines of business, clearing and technology, which allows the Company to evaluate the profitability of these separate lines of business. With respect to its margin lending business, the Company is able to track the aggregate volume and spread of interest income and interest expense to determine the performance of this activity. Disclosure has been added to page 42 in this regard.
•	In light of your response and this lack of systems capability, please revise to described the operating measures management used to determine that the “results of operations continued to show improvement in our clearing operations, net interest earned, and in our technology business” for the period ended March 31, 2006 compared to the period ended March 31, 2005 as disclosed on page 42.
     As noted above, the Company does track total expenses by line of business and is able to analyze trends in interest income and interest expense, allowing it to judge the performance of each of these activities. Disclosure has been added to page 43 to explain this fact.

Securities and Exchange Commission
May 1, 2006

Consolidated Statements of Cash Flows, page F-6
6.	We note that there has been a significant swing in your cash flows from operations from the year ended December 31, 2005 to the quarter ended March 31, 2006. Please revise your “Liquidity and Capital Resources” section to discuss this trend.
     Due to the nature of the Company’s business, it uses short term borrowings to a significant extent to support the day-to-day cash requirements of its operations. The Company believes that the best way to understand its business with respect to the use or provision of cash is to look at the combined effect of changes in Net cash provided by (used in) operating activities and net borrowing on short term bank loans. When reviewing this combined effect, there is not a significant swing between the periods specified. Additional disclosure has been added to page 53 to clarify this point.
Note 1: Summary of Significant Accounting Policies
Basic Earnings per Share, page F-10
7.	Please revise this footnote to disclose the number of shares utilized to calculate basic earnings (loss) per share for the quarters ended March 31, 2005 and 2006.
     In accordance with your comment, the Company has revised Note 1 to disclose the shares utilized to calculate basic earnings (loss) per share for the quarters ended March 31, 2005 and 2006.
Note 2: Discontinued Operations, page F-11
8.	Please revise your schedule of assets and liabilities held for sale to include the balances of those assets and liabilities as of December 31, 2004.
     The Company has revised its schedule of assets and liabilities held for sale to include the balances of those assets and liabilities as of December 31, 2004.
Note 5: Receivable from and payable to customers and correspondents, page F-14
9.	Please revise your schedule to include the applicable disclosures as of March 31, 2006.
     The heading for this table in Amendment No. 6 was mistakenly labeled 2005. In Amendment No. 7, this heading has been revised to correctly state that the information is presented as of March 31, 2006.

Securities and Exchange Commission
May 1, 2006

Note 18: Segment Information, page F-25
10.	Please revise your presentation to include the segment disclosures for the quarters ended March 31, 2005 and 2006. Refer to paragraph 25 of SFAS 131.
     In accordance with your comment, the segment disclosures contained in Note 18 have been revised to include segment disclosures for the quarters ended March 31, 2005 and 2006.
Exhibit 11.1
11.	We note that the number of shares you have utilized for the conversation of Preferred A and B shares for the diluted earnings per share calculation for the quarter ended March 31, 2006, is not consistent with the amounts disclosed on page 106 of your filing. Please tell us the nature of the differences noted or revise your filing accordingly.
     The Company has modified the shares utilized for the conversion presentation in Exhibit 11.1 and refiled this exhibit with Amendment No. 7. However, please note that the number of conversion shares shown on this exhibit differs from the number shown on page 106 because: (i) page 106 assumes a conversion as of May 15, 2006, while Exhibit 11.1 assumes a conversion as of earlier dates; and (ii) Exhibit 11.1 reflects a weighted average number of shares outstanding, while page 106 reflects a specific number of conversion shares assumed outstanding as of that date.
*****
The Company advises the Staff that it has filed a copy of Amendment No. 7 that has been marked to show changes from Amendment No. 6 to the Registration Statement filed on April 24, 2006. In addition, the Company has provided the Staff with three marked copies of Amendment No. 7 under separate cover.

Securities and Exchange Commission
May 1, 2006

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter and Amendment No. 7.
Please contact the undersigned at 650.843.7550 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Thomas W. Kellerman

Name: Thomas W. Kellerman

cc:	Margaret Fitzgerald
Timothy A. Geishecker
Kevin W. Vaughn